UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 6)*

China Finance Online Co. Limited
(Name of Issuer)

Ordinary Shares, Par Value HK$0.001 Per Share, (“Ordinary Shares”) and
American Depositary Shares (“ADS”)1
(Title of Class of Securities)

1693791042
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Each American Depositary Share represents five (5) Ordinary Shares.
2 This CUSIP number applies to the Issuer’s American Depositary Shares.

CUSIP No. 169379104

1.	NAME OF REPORTING PERSONS IDG Technology Venture Investment, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares (1)

	6.	SHARED VOTING POWER 6,723,115 Ordinary Shares(2)

	7.	SOLE DISPOSITIVE POWER 2 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares (1)

	8.	SHARED DISPOSITIVE POWER 6,723,115 Ordinary Shares(2)

9.	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,723,117 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares

10.	CHECK IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%(3)

12.	TYPE OF REPORTING PERSON * CO

(1) By virtue of being the sole shareholder of the Reporting Person and the controlling shareholder of such sole shareholder, International Data Group, Inc. and Patrick J. McGovern may also be deemed to have sole voting and dispositive power with respect to these securities.
(2) IDG Technology Venture Investment, LP is the record owner of these shares. IDG Technology Venture Investments, LLC is the general partner of IDG Technology Venture Investment, LP. Patrick J. McGovern ultimately controls the Reporting Person. Patrick J. McGovern, acting together with Quan Zhou, also controls IDG Technology Venture Investments, LLC. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Technology Venture Investment, LP and thus share voting and dispositive power with respect to these shares.
(3) Based upon 110,887,883 Ordinary Shares of China Finance Online Co. Limited (the “Company”) outstanding as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on May 31, 2011.

CUSIP No. 169379104

1.	NAME OF REPORTING PERSONS International Data Group, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares (1)

	6.	SHARED VOTING POWER 6,723,115 Ordinary Shares(2)

	7.	SOLE DISPOSITIVE POWER 2 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares (1)

	8.	SHARED DISPOSITIVE POWER 6,723,115 Ordinary Shares(2)

9.	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,723,117 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares

10.	CHECK IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%(3)

12.	TYPE OF REPORTING PERSON * CO

(1) The record owner of these securities is IDG Technology Venture Investment, Inc. By virtue of being the sole shareholder of IDG Technology Venture Investment, Inc., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.
(2) IDG Technology Venture Investment, LP is the record owner of these shares. IDG Technology Venture Investments, LLC is the general partner of IDG Technology Venture Investment, LP. Patrick J. McGovern ultimately controls the Reporting Person. Patrick J. McGovern, acting together with Quan Zhou, also controls IDG Technology Venture Investments, LLC. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Technology Venture Investment, LP and thus share voting and dispositive power with respect to these shares.
(3) Based upon 110,887,883 Ordinary Shares of the Company outstanding as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on May 31, 2011.

CUSIP No. 169379104

1.	NAME OF REPORTING PERSONS IDG Technology Venture Investment, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,723,115 Ordinary Shares(1)

	6.	SHARED VOTING POWER 2 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares (2)

	7.	SOLE DISPOSITIVE POWER 6,723,115 Ordinary Shares(1)

	8.	SHARED DISPOSITIVE POWER 2 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares (2)

9.	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,723,117 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares

10.	CHECK IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%(3)

12.	TYPE OF REPORTING PERSON * PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG Technology Venture Investments, LLC, Patrick J. McGovern and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these shares.
(2) IDG Technology Venture Investment, Inc. is the record owner of these securities. Patrick J. McGovern, acting together with Quan Zhou, ultimately controls the Reporting Person. Patrick J. McGovern also ultimately controls IDG Technology Venture Investment, Inc. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Technology Venture Investment, Inc. and thus share voting and dispositive power with respect to these securities.
(3) Based upon 110,887,883 Ordinary Shares of the Company outstanding as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on May 31, 2011.

CUSIP No. 169379104

1.	NAME OF REPORTING PERSONS IDG Technology Venture Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,723,115 Ordinary Shares(1)

	6.	SHARED VOTING POWER 2 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares (2)

	7.	SOLE DISPOSITIVE POWER 6,723,115 Ordinary Shares(1)

	8.	SHARED DISPOSITIVE POWER 2 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares (2)

9.	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,723,117 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares

10.	CHECK IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%(3)

12.	TYPE OF REPORTING PERSON * PN

(1) The record owner of these shares is IDG Technology Venture Investment, LP. By virtue of being the general partner of IDG Technology Venture Investment, LP, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
(2) IDG Technology Venture Investment, Inc. is the record owner of these securities. Patrick J. McGovern, acting together with Quan Zhou, controls the Reporting Person. Patrick J. McGovern also ultimately controls IDG Technology Venture Investment, Inc. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Technology Venture Investment, Inc. and thus share voting and dispositive power with respect to these securities.
(3) Based upon 110,887,883 Ordinary Shares of the Company outstanding as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on May 31, 2011.

CUSIP No. 169379104

1.	NAME OF REPORTING PERSONS Patrick J. McGovern

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares (1)

	6.	SHARED VOTING POWER 6,723,115 Ordinary Shares(2)

	7.	SOLE DISPOSITIVE POWER 2 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares (1)

	8.	SHARED DISPOSITIVE POWER 6,723,115 Ordinary Shares(2)

9.	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,723,117 Ordinary Shares and 2,034,101 ADSs, each representing five Ordinary Shares

10.	CHECK IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%(3)

12.	TYPE OF REPORTING PERSON * IN

(1) The record owner of these securities is IDG Technology Venture Investment, Inc. The sole shareholder of IDG Technology Venture Investment, Inc. is International Data Group, Inc. By virtue of being the controlling shareholder of International Data Group, Inc., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.
(2) The record owner of these shares is IDG Technology Venture Investment, LP. is the record owner of these shares. The general partner of IDG Technology Venture Investment, LP. is IDG Technology Venture Investments, LLC, of which the Reporting Person and Quan Zhou are managing members. By virtue of acting together to direct the management and operations of IDG Technology Venture Investments, LLC, the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to all these shares.
(3) Based upon 110,887,883 Ordinary Shares of the Company outstanding as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on May 31, 2011.

CUSIP No. 169379104

1.	NAME OF REPORTING PERSONS Quan Zhou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 6,723,115 Ordinary Shares(1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 6,723,115 Ordinary Shares(1)

9.	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,723,115 Ordinary Shares

10.	CHECK IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%(2)

12.	TYPE OF REPORTING PERSON * IN

(1) The record owner of these shares is IDG Technology Venture Investment, LP. is the record owner of these shares. The general partner of IDG Technology Venture Investment, LP. is IDG Technology Venture Investments, LLC, of which the Reporting Person and Patrick J. McGovern are managing members. By virtue of acting together to direct the management and operations of IDG Technology Venture Investments, LLC, the Reporting Person and Patrick J. McGovern may be deemed to have shared voting and dispositive power with respect to all these shares.
(2) Based upon 110,887,883 Ordinary Shares of the Company outstanding as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on May 31, 2011.

CUSIP No. 169379104

ITEM 1(a). NAME OF ISSUER:

      China Finance Online Co. Limited

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      9th Floor, Tower C
      Corporate Square
      No. 35 Financial Street
      Xicheng District
      Beijing, 100140, China

ITEM 2(a). NAME OF PERSONS FILING:

         1.    IDG Technology Venture Investment, Inc.
         2.    International Data Group, Inc.
         3.    IDG Technology Venture Investments, LP
         4.    IDG Technology Venture Investments, LLC
         5.    Patrick J. McGovern
         6.    Quan Zhou

     The above persons have agreed that this Statement may be filed by IDG Technology Venture Investment, Inc. and IDG Technology Venture Investment, LP on behalf of all of them jointly pursuant to Rule 13d-1(k). A copy of such agreement is attached as an Exhibit to this Statement.

     IDG Technology Venture Investment, Inc. is a wholly owned by International Data Group, Inc., whose majority shareholder and controlling person is Patrick J. McGovern.

     IDG Technology Venture Investments, LP is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC, a limited liability company organized under the laws of the State of Delaware. The managing members of IDG Technology Venture Investments, LLC are Patrick J. McGovern and Quan Zhou.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          For all reporting persons other than Quan Zhou:

               One Exeter Plaza
               Boston, MA 02109

           For Quan Zhou:

               Room 616, Tower A
               COFCO Plaza
               8 Jianguomennei Dajie
               Beijing 100005, People's Republic of China

ITEM 2(c). CITIZENSHIP:

     Patrick J. McGovern and Quan Zhou are citizens of the United States of America. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts. IDG Technology Venture Investment, LP. and IDG Technology Venture Investments, LLC are each organized under the laws of the State of Delaware.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

     Ordinary Shares

ITEM 2(e). CUSIP NUMBER:

     169379104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c),
        CHECK WHETHER THE PERSON FILING IS A:

      (a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

      (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

      (d)  [ ] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8);

      (e)  [ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f)  [ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g)  [ ] A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h)  [ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)  [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)  [ ] A Non-U.S. Institution in accordance with Rule 13d-1(b)(1)(ii)(J);

      (k)  [ ] Group, in accordance with Rule 13d-1(b)(l)(ii)(K).

If filling as a Non-U.S. Institution in accordance with Rule 13d-1(b)(l)(ii)(J), please specify the type of institution:_______

ITEM 4. OWNERSHIP

      The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      N/A

ITEM 10. CERTIFICATION

      N/A

CUSIP No. 169379104

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

IDG TECHNOLOGY VENTURE INVESTMENT, INC.

  By:   /s/ Edward B. Bloom
    Name:   Edward B. Bloom
    Title:   Authorized Signatory

  IDG TECHNOLOGY VENTURE INVESTMENTS, LP
By: IDG Technology Venture Investments, LLC
its General Partner

  By:   /s/ Quan ZHOU
    Name:   Quan ZHOU
    Title:   Managing Member

CUSIP No. 169379104

Joint Filling AGREEMENT

     We, the undersigned, hereby agree that the Statement on Schedule 13G in connection with the securities of China Finance Online Co. Limited to which this Agreement is an Exhibit, and any amendment thereafter signed by each of the undersigned, may be filed by IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP on behalf of each of the undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 13, 2012

IDG TECHNOLOGY VENTURE INVESTMENT, INC.

  By:   /s/ Edward B. Bloom
    Name:   Edward B. Bloom
    Title:   Authorized Signatory

INTERNATIONAL DATA GROUP, INC.

  By:   /s/ Patrick J. McGovern
    Name:   Patrick J. McGovern
    Title:   Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENTS, LP
By: IDG Technology Venture Investments, LLC
its General Partner

  By:   /s/ Quan ZHOU
    Name:   Quan ZHOU
    Title:   Managing Member

IDG TECHNOLOGY VENTURE INVESTMENTS, LLC

  By:  /s/ Quan ZHOU
    Name:   Quan ZHOU
    Title:   Managing Member

PATRICK J. MCGOVERN

  By:   /s/ Patrick J. McGovern

QUAN ZHOU

  By:  /s/ Quan ZHOU